NOVAMERICAN STEEL INC.
2005 First Quarter Report
For the three months ended February 26, 2005

2005 First Quarter Report
For the three months ended February 26, 2005

TO THE SHAREHOLDERS OF
NOVAMERICAN STEEL INC.

First Quarter Results

Sales for the first quarter of 2005 increased by $58.9 million, or 40.0%, to $206.3 million from $147.4 million for the first quarter of 2004.

Tons sold and processed in the first quarter of 2005 increased by 12,177, or 2.8%, to 448,688 tons from 436,511 in the first quarter of 2004.

The gross margin for the first quarter of 2005 decreased to 21.0% from 25.6% for the first quarter of 2004.

Net income for the first quarter of 2005 increased by $3.1 million, or 43.5% to, $10.1 million, or $1.03 per share (or $0.98 diluted), versus $7.0 million, or $0.73 per share, for the first quarter of 2004.

Operations

The first quarter of fiscal 2005, historically the Company's weakest quarter, was successful despite lower steel prices that occurred due to the combination of seasonally weak demand and a surge of imports that arrived in the fourth quarter of 2004. In spite of these conditions, management believes that the quarterly results indicate the Company's ability to generate profit when margins are under pressure.

All dollar amounts are expressed in U.S. dollars.

Outlook

Management remains optimistic that the high levels of steel industry inventories, mostly created by a surge in fourth quarter imports, should abate sometime in the second quarter. Our business in manufacturing sectors, such as automotive, construction, transportation and heavy equipment is continuing to show good demand heading into the second quarter.

D. Bryan Jones Chairman of the Board President and Chief Executive Officer

LaSalle, Québec
March 29, 2005

The matters set forth in Outlook are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

NOVAMERICAN STEEL INC.
Corporate and Investor Information

CORPORATE HEAD OFFICE
6001 Irwin Street
LaSalle, Québec
Canada H8N 1A1
(514) 368-6455 / (514) 335-6682
Fax: (514) 368-3635
www.novamerican.com

TRANSFER AGENT
Equiserve Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
1-877-282-1168

INVESTOR INQUIRIES
Copies of the Company's public financial reports including the Annual Report on Form 20-F filed with the Securities and Exchange Commission, may be obtained from the Company's website, www.novamerican.com or by calling (514) 368-6455.

Novamerican Steel Inc. and Subsidiaries
2005 First Quarter Report
In accordance with U.S. GAAP, expressed in thousands of U.S. dollars, except net income per share and tonnage.

Consolidated Statements of Operations, Comprehensive Income and Retained Earnings
(unaudited)

	Three months ended
	February 26, 2005	February 28, 2004
	$	$
Net sales	206,357	147,429
Cost of sales	163,111	109,699

Gross margin	43,246	37,730

Operating expenses
Plant	10,765	10,373
Delivery	4,729	4,689
Selling	3,587	3,156
Administrative and general	7,408	7,689

	26,489	25,907

Operating income	16,757	11,823

Interest expense	1,150	1,311
Share in income of a joint venture	(117)	(85)

	1,033	1,226

Income before income taxes	15,724	10,597
Income taxes	5,625	3,561

Net income	10,099	7,036

Net income per share
Basic	$1.03	$0.73

Diluted	$0.98	$ (a )

Weighted average number of shares outstanding	9,786,089	9,700,000

Comprehensive income
Net income	10,099	7,036
Changes in cumulative translation adjustment	(4,410)	(2,366)
Change in fair value of interest rate swap, net of deferred income taxes	167	(33)

	5,856	4,637

Retained earnings
Balance, beginning of period	184,782	111,871
Net income	10,099	7,036

Balance, end of period	194,881	118,907

Tons sold	205,762	228,907
Tons processed	242,926	207,604

	448,688	436,511

(a)
The stock options were antidilutive.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended
	February 26, 2005	February 28, 2004
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	10,099	7,036
Adjustments to reconcile net income to net cash from (used for) operating activities
Depreciation and amortization	2,335	1,982
Share in income of a joint venture	(117)	(85)
Deferred income taxes	(241)	(54)
Loss on disposal of property, plant and equipment	—	467
Changes in working capital items
Accounts receivable	(2,738)	(14,240)
Income taxes receivable	—	595
Inventories	(24,282)	(18,060)
Prepaid expenses and other	120	(1,011)
Accounts payable and accrued liabilities	(7,549)	4,835
Income taxes payable	(13,747)	809

Net cash used for operating activities	(36,120)	(17,726)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of minority interest	(204)	(161)
Distribution from a joint venture	—	259
Additions to property, plant and equipment	(1,633)	(2,066)
Proceeds from disposal of property, plant and equipment	5	2,392
Other assets	—	(49)

Net cash from (used for) investing activities	(1,832)	375

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	25,382	(1,317)
Advance to an employee	420	67
Proceeds from long-term debt	6,282	13,068
Repayment of long-term debt	(1,326)	(2,703)

Net cash from financing activities	30,758	9,115

Effect of exchange rate changes on cash and cash equivalents	(260)	(132)

Net decrease in cash and cash equivalents	(7,454)	(8,368)
Cash and cash equivalents, beginning of period	11,462	11,265

Cash and cash equivalents, end of period	4,008	2,897

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	654	828

Income taxes paid	16,951	2,152

Consolidated Balance Sheets
(unaudited)

	February 26, 2005	February 28, 2004	November 27, 2004
	(unaudited)	(unaudited)	(audited)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	4,008	2,897	11,462
Accounts receivable	125,657	94,386	125,718
Inventories	193,782	109,026	172,850
Prepaid expenses and other	676	2,317	799
Deferred income taxes	1,391	1,513	1,651

	325,514	210,139	312,480
Investment in a joint venture	2,380	3,183	2,263
Property, plant and equipment	104,122	101,461	106,308
Goodwill	12,992	12,791	12,789
Other assets	892	1,367	1,040

	445,900	328,941	434,880

LIABILITIES
Current liabilities
Current portion of long-term debt	4,221	7,921	4,855
Bank indebtedness	28,642	16,973	3,442
Accounts payable and accrued liabilities	94,276	78,740	103,964
Income taxes payable	5,706	785	19,988

	132,845	104,419	132,249
Long-term debt	62,090	59,642	56,766
Fair value of interest rate swap	457	1,873	741
Deferred income taxes	13,944	12,655	14,416

	209,336	178,589	204,172

SHAREHOLDERS' EQUITY
Share capital	29,609	28,404	29,609
Retained earnings	194,881	118,907	184,782
Accumulated other comprehensive income	12,074	3,041	16,317

	236,564	150,352	230,708

	445,900	328,941	434,880